Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, April 13 2015

MOKO BOARD CHANGES

•     Hans de Back resigns as Non-Executive Director

•     Board now majority US-based

MOKO Social Media Limited (NASDAQ; MOKO, ASX: MKB) advises that Hans de Back has given notice of his resignation as a Director of the company, effective 13 April 2015.

Hans joined the Board as a Non-Executive Director in April 2010. His very successful business background in interactive media has been invaluable to MOKO over the last 5 years, as the company has repositioned itself into social media and mobile advertising.

With the completion of MOKO’s listing on NASDAQ in 2014, the relocation of the primary business operations to the US and the recent appointment of two high calibre Non-Executive Directors in Jeff White and Leo Hindery, Jr., Hans feels that it is the right time to step down from the Board. It will also enable him to better focus on other commitments.

MOKO Chairman Greg McCann expressed his deep appreciation to Hans for his significant contribution and support of MOKO as a major shareholder. The Directors wish Hans all the best for his future endeavours.

The MOKO Board now comprises five directors, three of whom are based in the US. The Board considers having a majority of the directors based in the US as being in MOKO’s interests given that is where most of the company’s operations are now located.

For more information contact:

Australia: Vaughan Partners
Suzie Batten +61 419 546 104 sbatten@vaughanpartners.com.au
Scott Hinton +61 419 114 057 shinton@vaughanpartners.com.au

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media and publishing, providing innovative products and content to enable communities to engage and interact. MOKO is a platform publishing company that provides tailored content for high value, niche user groups. Mobile devices, including cell phones and tablets, account for 90% of user engagement.

MOKO is currently targeting students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. MOKO aims to capture these audiences by becoming

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices.

MOKO then generates revenue from sponsorship, content syndication, social network distribution, advertising and other monetization of the platforms.

This integrated approach gives MOKO unique exposure to attractive markets that can be leveraged for revenue and growth. As MOKO grows there are clear synergies across different products, as well significant opportunities for cross promotion and diversification.

MOKO’s Monthly Social Reach (MSR) is currently around 95 million people and it aims to reach 10-15 million Monthly Unique Visitors (MUV’s) by the end of 2015. MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.